UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Craft Brew Alliance, Inc.
(Name of Issuer)

Common Stock, Par Value $0.005 per share
(Title of Class of Securities)

224122 10 1
(CUSIP Number)

Kurt R. Widmer
Craft Brew Alliance, Inc.
929 North Russell Street
Portland, Oregon  97227-1733
Telephone:  (503) 281-2437
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Mary Ann Frantz
Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3400
Portland, Oregon  97204
Telephone:  (503) 224-5858

March 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 224122 101	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Kurt R. Widmer

2.	Check the Appropriate Box if a Member of a Group
☒ (a)
☐ (b)

3.	SEC Use Only

4.	Source of Funds

Not applicable

5.	☐ Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power

0

8.	Shared Voting Power

1,749,281

9.	Sole Dispositive Power

0

10.	Shared Dispositive Power

1,749,281

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,749,281

CUSIP 224122 101	13D	Page 3 of 7 Pages

12.	☐ Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row 11

9.3%

14.	Type of Reporting Person

IN

CUSIP 224122 101	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Ann G. Widmer

2.	Check the Appropriate Box if a Member of a Group
☒ (a)
☐ (b)

3.	SEC Use Only

4.	Source of Funds

Not applicable

5.	☐ Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power

0

8.	Shared Voting Power

1,749,281

9.	Sole Dispositive Power

0

10.	Shared Dispositive Power

1,749,281

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,749,281

CUSIP 224122 101	13D	Page 5 of 7 Pages

12.	☐ Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row 11

9.3%

14.	Type of Reporting Person

IN

CUSIP 224122 101	13D	Page 6 of 7 Pages

This Amendment No. 2 amends the Schedule 13D/A filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 18, 2010 ("Amendment No. 1") to reflect the current ownership interest percentage of the Reporting Persons in the Issuer’s common stock, $0.005 par value (“Common Stock”). This change in ownership percentage resulted from the Reporting Persons having i) sold a total of 126,500 shares of Common Stock through a series of transactions pursuant to 10b5-1 Sales Plans (dated August 20, 2010, November 18, 2010 and April 7, 2011), and  ii) transferred a total of 1,000 shares of Common Stock as a gift (as reported on Form 4s filed with the SEC from October 18, 2010 through June 14, 2011).

Item 4.  Purpose of Transaction.

Each Reporting Person may acquire or dispose of shares of Common Stock from time to time for personal reasons.  Mr. Widmer may, in the ordinary course of acting in his capacity as Chairman of the Board of Directors (the “Board”) of the Issuer, engage in activities relating to the strategy, business, assets, operations, capital structure, financial condition, extraordinary corporate transactions, and corporate governance of the Issuer.

On March 19, 2012, Mr. Widmer entered into a 10b5-1 Sales Plan (the "Plan") with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Broker”) in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which the Broker is authorized and directed to sell up to 175,000 shares of Common Stock from April 18, 2012 through December 31, 2012, subject to satisfaction of certain events, including among others, sale price and volume limitations.

Item 5.  Interest in Securities of the Issuer.

(a)–(b)  Each of the Reporting Persons beneficially owns 1,749,281 shares of Common Stock, or 9.3 percent (based on 18,844,817 shares of Common Stock outstanding as of March 5, 2012, as reported on the Company's Annual Report on Form 10-K filed March 14, 2012).  Each of the Reporting Persons has shared power to direct the vote and shared power to dispose of 1,749,281 shares of Common Stock.

(c)          During the past 60 days, the Reporting Persons had no transactions in Common Stock.

(d)-(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Plan described in Item 4 above was entered into between Mr. Widmer and the Broker effective March 19, 2012.  The Plan is structured to satisfy the conditions of Rule 10b5-1(c). Pursuant to the Plan, Broker is authorized and directed to sell on Mr. Widmer’s behalf up to 175,000 shares of Common Stock between April 18, 2012 and December 31, 2012, subject to certain conditions, including, among others, trading price and volume limitations. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Plan, a copy of which is filed as Exhibit 99.3 to this Amendment No. 2.

CUSIP 224122 101	13D	Page 7 of 7 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1 –	Joint Filing Agreement dated February 11, 2010 is filed as Exhibit 99.1 to Schedule 13D filed February 16, 2010 and is incorporated herein by reference.
Exhibit 99.2 –	Rule 10b5-1 Sales Plan between Kurt R. Widmer and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 20, 2010, filed with Amendment No. 1.
Exhibit 99.3 –	Rule 10b5-1 Sales Plan between Kurt R. Widmer and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated March 19, 2012.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: March 21, 2012	/s/ Kurt R. Widmer
Kurt R. Widmer

/s/ Ann G. Widmer
Ann G. Widmer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001.)